Exhibit 99.1

Rail Vision Delivers Strong Commercial Momentum in First Half of 2026 with Revenue Exceeding $1 Million

Revenues for the first half of 2026 exceeded $1.0 million, compared to $237,000 in the first half of 2025

ShuntingYard technology integrated into Railserve’s commercially launched YardGUARD system; successful field testing completed with Israel Railways

Ra’anana, Israel, August 26, 2026 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN, FSE: C80) (“Rail Vision” or the “Company”), an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems, today announced its financial results for the first half ended June 30, 2026.

“The first half of 2026 marked a period of strong commercial momentum for Rail Vision,” said David BenDavid, Chief Executive Officer of Rail Vision. “We generated revenues of over $1.0 million, a significant increase from $237,000 in the same period last year, driven by growing adoption of our solutions. Our ShuntingYard technology was integrated into Railserve’s recently launched commercial YardGUARD safety system in the U.S., and we successfully completed field testing with Israel Railways, advancing into discussions regarding potential commercialization and deployment. We believe that these milestones reinforce the increasing validation of our AI-powered perception technology and position us well for continued commercial progress in key markets.”

First Half 2026 & Recent Highlights:

United States: Rail Vision’s ShuntingYard technology was integrated as a core technology component within WatchGUARD, part of Railserve’s recently launched YardGUARD industrial railyard safety system. The Company also signed a non-binding memorandum of understanding with Railserve to explore additional deployments, use cases and commercial opportunities, subject to the execution of an additional binding agreement. Railserve operates as part of Marmon Rail, a Berkshire Hathaway company.

Israel: Rail Vision successfully completed ShuntingYard field testing with Israel Railways in active rail yard operations. The successful field test marks another significant milestone in the collaboration between the two organizations, building on the deployment of Rail Vision’s MainLine systems across Israel Railways’ locomotive fleet. Following the testing, the parties entered into discussions regarding potential commercialization and deployment of the system.

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India: In March 2026, the Company successfully completed a proof-of-concept evaluation of its MainLine system under real-world operating conditions with a major Indian rail operator in collaboration with Sujan Industries. Following positive customer feedback regarding the system’s performance and suitability, , the Company continues to advance further evaluation and potential controlled deployment opportunities in the Indian market.

Global Commercial Activities: The Company continued business development efforts across multiple international markets, including Latin America and Central America, while supporting existing customer deployments and evaluating additional commercial opportunities.

Quantum Transportation: In January 2026, the Company completed the acquisition of a 51% controlling interest in Quantum Transportation, a cutting-edge quantum computing and AI company specializing in machine-learning-based error correction technologies, expanding its long-term technology capabilities in quantum-computing-based error-correction algorithms and potential future railway AI applications.

First Half 2026 Financial Results

●	Revenues were $1,015,000 for the six months ended June 30, 2026, representing an increase of $778,000, or 328%, compared to $237,000 for the six months ended June 30, 2025. Revenues for the first half of 2026 were primarily derived from ShuntingYard Systems delivery for Railserve and from services provided to existing customers.

●	Gross profit increased to $317 thousand, compared to $48 thousand in the first half of 2025.

●	Research and development (“R&D”) expenses for the six months ended June 30, 2026, were $5,196,000, compared to R&D expenses of $3,241,000 in the six months ended June 30, 2025. The increase in R&D expenses included a non-cash expense of approximately $1,028,000 related to the write-off of acquired in-process research and development in connection with the Quantum Transportation acquisition. The increase was also attributable to higher salary expenses, primarily reflecting the depreciation of the U.S. dollar against the Israeli shekel (NIS), since salaries are paid in NIS, and consolidation of Quantum Transportation R&D expenses.

●	General and administrative expenses for the six months ended June 30, 2026, were $3,150,000, compared to $2,512,000 in the six months ended June 30, 2025. The increase was primarily due to the depreciation of the U.S. dollar against the NIS, as a significant portion of expenses is denominated in NIS, higher share-based payment expenses due to new RSU grants to employees, increase in sale and marketing expenses and consolidation of Quantum Transportation G&A expenses.

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●	As a result of the foregoing, the Company’s operating loss for the six months ended June 30, 2026, was $8,029,000 compared to an operating loss of $5,705,000 for the six months ended June 30, 2025.

●	Other financial income amounted to $719,000 for the six months ended June 30, 2026, primarily attributable to interest income earned on short-term deposits.

●	GAAP net loss for the six months ended June 30, 2026, was $7,310,000, or $3.30 per ordinary share, compared to a GAAP net loss of $5,679,000, or $3.38 per ordinary share, in the six months ended June 30, 2025.

●	Non-GAAP net loss for the six months ended June 30, 2026, was $6,754,000 or $3.05 per ordinary share, compared to a non-GAAP net loss of $4,870,000 or $2.90 per ordinary share, in the six months ended June 30, 2025.

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses and Revaluation of derivatives, warrant liabilities and other.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled approximately $15.6 million as of June 30, 2026.

●	Total equity was approximately $15.8 million as of June 30, 2026.

●	The Company had no financial debt as of June 30, 2026.

●	During the first half of 2026, the Company raised approximately $1.1 million in gross proceeds under its at-the-market (ATM) offering program.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and Revaluation of derivatives, warrant liabilities and other. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate the company’s business. For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

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About Rail Vision Ltd.

Rail Vision (Nasdaq: RVSN, FSE: C80) is an early commercialization stage technology company transforming railway safety through advanced AI-integrated sensing systems. The Company develops and commercializes proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, Rail Vision’s technology enhances safety, improves operational efficiency, and supports continuity across deployments.

The Company’s cloud-based platform complements its products by transforming railway operational data into actionable insights that help optimize performance, reduce downtime, and improve safety. As the Company expands its global footprint, it delivers AI-driven perception that supports safer operations, reduces operational risk, and enables the transition to fully autonomous operations.

Rail Vision holds a 51% stake in Quantum Transportation, which has an exclusive sub-license for rail technologies under an innovative pending patent in quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the increasing validation of its AI-powered technology, continued commercial progress in key markets, exploring additional deployments, use cases and commercial opportunities with Railserve, the outcome of discussions regarding potential commercialization and deployment the Company’s solutions with Israel Railways, its evaluation of additional commercial opportunities and advancing further evaluation and potential controlled deployment opportunities in the Indian market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io

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Rail Vision Ltd.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2026	December 31, 2025
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$15,314	$19,957
Restricted cash	267	272
Accounts receivable	482	215
Inventories	598	1,207
Other current assets	541	342
Total current assets	17,202	21,993

Non-current Assets:
Operating lease - right of use asset	79	254
Fixed assets, net	302	296
	381	550

Total assets	17,583	22,543

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	156	219
Current operating lease liability	68	248
Other accounts payable	1,568	1,742
Total current liabilities	1,792	2,209

Total liabilities	1,792	2,209

Shareholders’ equity
Additional paid in capital	130,816	128,104
Accumulated deficit	(115,025)	(107,770)
Total shareholders’ equity	15,791	20,334

Total liabilities and shareholders’ equity	17,583	22,543

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per ordinary share data)

	Six months ended
	June 30,
	2026	2025

Revenues	$1,015	$237
Cost of revenues	(698)	(189)

Gross profit	317	48

Research and development expenses	(5,196)	(3,241)

General and administrative expenses	(3,150)	(2,512)

Operating loss	(8,029)	(5,705)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	—	(380)
Other financing income, net	719	406

Net loss for the period	(7,310)	(5,679)
Net loss attributable to noncontrolling interests	(55)	—
Net loss attributable to Rail Vision Ltd	(7,255)	(5,679)

Basic and diluted loss per share (*)	(3.30)	(3.38)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	2,197,458	1,678,809

(*)	Basic and diluted net loss per share is calculated by dividing net loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares				Total Rail
	Number of shares (*)	USD	Additional paid in capital	Accumulated Deficit	Vision Ltd. shareholders’ equity	Non- controlling interest	Total equity
Balance as of January 1, 2026	2,014,263	—	128,104	(107,770)	20,334	—	20,334
Acquisition of Quantum Transportation	99,424	—	1,073	—	1,073	55	1,128
Issuance of ordinary shares in relation to the ATM, net of issuance costs (*)	125,403	—	1,083	—	1,083	—	1,083
Vesting of restricted stock units (RSUs)	42,239	—	531	—	531	—	531
Share-based payment	—	—	25	—	25	—	25
Net loss	—	—	—	(7,255)	(7,255)	(55)	(7,310)
Balance as of June 30, 2026	2,281,329	—	130,816	(115,025)	15,791	—	15,791

(*) Issuance costs in the amount of approximately $41.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional
	Number of shares (*)	USD	paid in capital	Accumulated Deficit	Total equity
Balance as of January 1, 2025	1,264,757	—	114,372	(96,670)	17,702
Issuance of shares as a result of exercise of warrants, net of issuance costs (**)	198,333	—	2,307	—	2,307
Restricted Share Units vesting	35,600	—	390	—	390
Issuance of ordinary shares in relation to the SEPA	269,810	—	7,917	—	7,917
Issuance of ordinary shares under ATM program, net of issuance costs (***)	10,300	—	18	—	18
Share-based payment	—	—	39	—	39
Net loss for the period	—	—	—	(5,679)	(5,679)

Balance as of June 30, 2025	1,778,800	—	125,043	(102,349)	22,694

(*) Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026

(**) Issuance costs in the amount of approximately $121

(***) Issuance costs in the amount of approximately $111.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025

Cash flows from operating activities
Net loss for the period	$(7,310)	$(5,679)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	65	59
Share-based payment	556	429
Change in operating lease liability	(5)	42
Write-off of acquired in-process research and development	1,028	—
Effect of exchange rate changes on cash and cash equivalents	(390)	(128)
Revaluation of derivatives, warrant liabilities and other	—	380

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivables	(267)	400
Increase in other current assets	(199)	(39)
Decrease (increase) in inventories	609	(126)
Decrease in trade accounts payable	(99)	(30)
Increase (decrease) in other accounts payable	(201)	31

Net cash used in operating activities	(6,213)	(4,661)

Cash flows from investing activities
Purchase of fixed assets	(71)	(10)
Cash acquired upon initial consolidation of subsidiary, net	163	—

Net cash provided by (used in) investing activities	92	(10)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	—
Payments on convertible loan credit facility	—	—
Proceeds from exercise of warrants, net of issuance expenses	—	2,204
Proceeds from issuance of shares and warrants, net of issuance expenses	1,083	7,555

Net cash provided by financing activities	1,083	9,759

Effect of exchange rate changes on cash and cash equivalents	390	128
Increase (decrease) in cash, cash equivalents and restricted cash	(4,648)	5,216
Cash, cash equivalents and restricted cash at the beginning of the period	20,229	17,468

Cash, cash equivalents and restricted cash at the end of the period	$15,581	$22,684

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Rail Vision Ltd.

RECONCILIATION OF GAAP TO NON-GAAP Financial Measures

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,
	2026	2025

GAAP operating loss	$(8,029)	$(5,705)
Stock-based compensation in research and development expenses	248	220
Stock-based compensation in general and administrative expenses	308	210
Non-GAAP operating loss	(7,473)	(5,275)

GAAP Revaluation of derivatives, warrant liabilities and other	—	(380)
Revaluation of derivatives, warrant liabilities and other	—	380
Non-GAAP Revaluation of derivative warrant liabilities expenses	—	—

GAAP net loss	(7,310)	(5,679)
Stock-based compensation expenses	556	429
Revaluation of derivatives, warrant liabilities and other	—	380
Non-GAAP net loss	(6,754)	(4,870)

GAAP Basic and diluted loss per share	(3.30)	(3.38)
Non-GAAP Basic and diluted loss per share	(3.05)	(2.90)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	2,197,458	1,678,809

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